SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Cargo has a new terminal in Maceió

New installations increased by 200% the capacity to handle air cargo

SÃO PAULO, August 23, 2011 –TAM Cargo, our cargo unit, is in new address in Maceió (AL). The 440 m² terminal located in the BR-104 (km 92) is three times larger than the old space. The facility has a storage area of 250 square meters and can handle up to 12 tons of cargo per day (200% higher than before).

At the site, TAM Cargo opens from Monday to Friday from 8 am to 6 pm and on Saturdays from 8 am to 5 pm. More information can be obtained by calling to the phone 55 82 3214-2900. The new terminal also offers services accessible for people with special needs.

Across the Northeast, there are 13 TAM Cargo terminals: Maceió (AL), Aracaju (SE) Fortaleza (CE), Ilhéus (BA), Imperatriz (MA), João Pessoa (PB), Natal (RN), Petrolina (PE), Porto Seguro (BA), Recife (PE), Salvador (BA), São Luís (MA) e Teresina (PI).

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas and Director of Investor Relations for TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Phone:(11) 5582-9715

Fax:(11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 45 destinations in Brazil and 18 in South America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 40.9% in July; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.0% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (153 operational aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 15 million tickets via point redemption and is part of the Multiplus network, currently with 8.6 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

About TAM  Cargo (www.tamcargo.com.br)

TAM Cargo, the freight unit of TAM Linhas Aéreas, in the last 14 years, is responsible for the provision of air cargo, express packages and special charges. Currently it has more than 350 vehicles, provides direct flights to 42 Brazilian airports, offers gathering collection in more than 400 cities and delivers to more than 4,200 locations in Brazil, operating door to door. His international transport service reaches 45 countries and more than 120 cities in Mercosur, North America, Europe and the Far

East. Its portfolio included products for different audiences, as TAM Next Flight Cargo, the fastest on the market for urgent shipments; TAM Next Day Cargo for delivery on the day of shipment; TAM Conventional Cargo, ideal for transporting large volumes, and TAM International Cargo, for importing and exporting cargo from airport to airport.

Disclaimer about future information:

This statement may include forecasts on future events. Such forecasts reflect only expectations from the Company management and involve risks and uncertainties, whether expected or not. The Company is not responsible for operations or investment decisions made based on information included herein. Such forecasts are subject to change without prior warning.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.